DOLLY VARDEN SILVER CORPORATION BOUGHT-DEAL PUBLIC OFFERING OF CHARITY FLOW-THROUGH SHARES TERM SHEET	March 4, 2024

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada, other than Quebec. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document, and copies may be obtained from Research Capital Corporation (ecm@researchcapital.com) and are also available electronically at www.sedarplus.ca.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment, and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

The securities offered under this final base shelf prospectus and prospectus supplement have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state of the United States (as such term is defined in Regulation S under the U.S. Securities Act) (the "United States"), and may not be offered or sold within the United States, or to, or for the account or benefit of a U.S. Person (as defined in Rule 902(k) of Regulation S under the U.S. Securities Act) or a person in the United States, except in transactions exempt from registration under the U.S. Securities Act and applicable U.S. state securities laws. This term sheet does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States or to, or for the account or benefit of, U.S. persons.

Issuer:	Dolly Varden Silver Corporation (the "Company").

Offering:	"Bought-deal" public offering (the "Offering") of 14,285,700 flow-through shares of the Company to be sold to charitable purchasers (each, a "Charity FT Share") that will qualify as "flow-through shares" within the meaning of subsection 66(15) of the Income Tax Act (Canada) (the "Tax Act") that will be issued as part of a charity arrangement.

Gross Proceeds:	$14,999,985 in aggregate gross proceeds.

Offering Price:	$1.05 per Charity FT Share.

Use of Proceeds:	The gross proceeds from the sale of Charity FT Shares will be used for further exploration, mineral resource expansion and drilling in the combined Kitsault Valley project, located in northwestern British Columbia, Canada, as well as for working capital, as permitted.

Tax Renunciation:	The gross proceeds from the issue and sale of the Charity FT Shares will be used for Canadian exploration expenses as defined in paragraph (f) of the definition of "Canadian exploration expense" in subsection 66.1(6) of the Tax Act and "flow through mining expenditures" as defined in subsection 127(9) of the Tax Act that will qualify as "flow-through mining expenditures" and "BC flow-through mining expenditures" as defined in subsection 4.721(1) of the Income Tax Act (British Columbia) (the "Qualifying Expenditures"), which will be incurred on or before December 31, 2025 and renounced with an effective date no later than December 31, 2024 to the initial purchasers of Charity FT Shares, and, if the Qualifying Expenditures are reduced by the Canada Revenue Agency, the Company will indemnify each Charity FT Shares subscriber for any additional taxes payable by such subscriber as a result of the Company's failure to fully renounce the Qualifying Expenditures as agreed.

Form of Offering:	The Charity FT Shares will be offered by way of a prospectus supplement to the Company's base shelf prospectus dated April 25, 2023, to be filed in all of the provinces of Canada, except Quebec, pursuant to National Instrument 44-102 - Shelf Distributions and National Instrument 44-101 - Short Form Prospectus Distributions and may be offered in the United States on a private placement basis pursuant to an appropriate exemption from the registration requirements under applicable U.S. law.

Listing:	The Company shall obtain the necessary approvals to list the Charity FT Shares for trading on the TSX Venture Exchange. The Charity FT Shares issued under the Offering will not be subject to resale restrictions pursuant to applicable Canadian securities laws.

Eligibility:	The Charity FT Shares are not eligible for RRSPs, RRIFs, RDSPs, RESPs, TFSAs, FHSAs and DPSPs.

Commission:	5.0% cash commission.

Underwriters:	Research Capital Corporation as the sole bookrunner and co-lead underwriter, and together with Haywood Securities Inc. as co-lead underwriters, on behalf of a syndicate of underwriters, including Raymond James Ltd. (collectively, the "Underwriters").

Closing:	The closing of the Offering is expected to occur on or about March 21, 2024 (the "Closing"), or on such date as may be determined by the Underwriters.